CERTIFICATE OF DESIGNATION

OF

SERIES B PREFERRED STOCK OF

BUSINESS WARRIOR CORPORATION

Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of BUSINESS WARRIOR CORPORATION, a Wyoming Corporation (the "***Corporation***"), and by the Wyoming General Corporation Law, the Board of Directors of the Corporation (the "***Board***") adopted by resolution the following terms, conditions, and designations of the Series B Preferred Stock. Such preferred stock shall contain the following terms, powers, preferences, and rights:

One Hundred Thousand (100,000) shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series B Preferred Stock***" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1. Dividends.

The holders of the Series B Preferred Stock shall be entitled to any dividend that is payable to the holders of the Corporation's Common Stock. The holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series B Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1. Ranking. The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior to the Corporation's Common Stock, $0.001 par value per share ("Common Stock"); (b) senior, pari passu or junior with respect to any other series of Preferred Stock, as set forth in the Certificate of Designations with respect to such Preferred Stock; and (d) junior to all existing and future indebtedness of the Corporation. Without the prior written consent of the Holders of a majority of the outstanding shares of Series B Preferred Stock (voting separately as a single class), the Corporation may not issue any additional shares of Series B Preferred Stock or any other Preferred Stock that is pari passu or senior to the Series B Preferred Stock with respect to any rights.

2.2. Mandatory Conversion on Liquidation Events. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each share of Series B Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable

conversion rate determined in accordance with Section 4.1. In the case of a Deemed Liquidation Event each share of Series B Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate determined in accordance with Section 4.1, except that the "***Series B Conversion Price***" shall be equal to $120.00.

2.3. Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of more than 50% of the outstanding shares of Series B Preferred Stock elect otherwise by written notice sent to the Corporation at least 3 days prior to the effective date of any such even

2.3.1.1. a merger, consolidation or share exchange in which:

2.3.1.1.1. the Corporation is a constituent party, or

2.3.1.1.2. a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

2.3.1.2. the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4. Notice and Closing of Liquidating Event. All holders of record of shares of Series B Preferred Stock will be given at least 10 days prior written notice of the date fixed for mandatory conversion of the Series B Preferred Stock and the event causing the mandatory conversion of the Series B Preferred Stock into Common Stock. On or before the date so fixed for conversion, each holder of shares of Series B Preferred Stock shall surrender the certificate or certificates for all such shares to the Corporation at the place designated in such notice and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled. The mechanics for conversion and other provisions relating to

conversion of Series B Preferred Stock into Common Stock set forth elsewhere in this Designation shall apply to the mandatory conversion of the Series B Preferred Stock

2.5. .Mandatory Redemptions. If at any time on or after the adoption date, the Company obtains a net operating income of $12,000,000 (Twelve Million Dollars) (the "Net Income Milestone"), the Company shall be obligated to redeem at least 33% of the Series B Preferred Stock issued and outstanding (the "Company Mandatory Redemption"). The Preferred Stock subject to the Company Mandatory Redemption shall be redeemed in cash at a per share price equal to $120.00 (the "Redemption Price"). In the event that an Event of Default, as described herein has occurred and is continuing, the Redemption Price shall be subject to a premium (the "Redemption Premium"). The Company shall notify the holder that a Company Mandatory Redemption shall occur by delivering written notice thereof by facsimile or electronic mail and overnight courier to the Holder.

3. Voting.

3.1. General. Except as provided by law or by the other provisions of the Articles of Incorporation or this designation, holders of Series B Preferred Stock shall have no voting rights.

3.2. Series B Preferred Stock Protective Provisions. At any time when shares of Series B Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of more than 50% of the then outstanding shares of Series B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.2.1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation other than a Deemed Liquidation Event, or consent to any of the foregoing;

3.2.2. amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series B Preferred Stock;

3.2.3. create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series B Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series B Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series B Preferred Stock with

respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption; or

3.2.4. (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series B Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series B Preferred Stock in respect of any such right, preference or privilege, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series B Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series B Preferred Stock in respect of any such right, preference or privilege; or

3.2.5. create any class of shares that would have greater voting rights than the voting rights created pursuant hereto.

4. Optional Conversion.

The holders of the Series B Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

4.1. Right to Convert.

4.1.1. Conversion Ratio. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into that number of fully paid and nonassessable shares of Common Stock (whether whole or fractional) that have a Fair Market Value, in the aggregate, equal to the Series B Conversion Price. The "***Series B Conversion Price***" shall initially be equal to $100.00. Such initial Series B Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. "***Fair Market Value***" shall mean as of any date of determination, 80% of the average closing price of a share of Common Stock on the principal exchange or market on which such shares are then trading for the 20 trading days immediately preceding such date.

4.2. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall round the number of shares issued to the nearest whole number. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series B

Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3. Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Series B Preferred Stock to voluntarily convert shares of Series B Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series B Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series B Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series B Preferred Stock, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series B Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series B Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series B Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the

Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation. Before taking any action which would cause an adjustment reducing the Series B Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series B Conversion Price.

4.3.3. Effect of Conversion. All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series B Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the Series B Conversion Price shall be made for any declared but unpaid dividends on the Series B Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4. Adjustments to Series B Preferred.

4.4.1. Adjustment for Reclassification, Exchange and Substitution. If the Common Stock issuable on the conversion of Series B Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise, then and in each such event

the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable on such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which such shares of Series B Preferred Stock might have been converted immediately before such reorganization, reclassification, or change.

4.4.2. Sales, Reorganizations, Mergers or Consolidations. In case of any consolidation or merger of the Corporation with or into another entity, the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to another person or the sale, transfer or other disposition of securities of the Corporation representing 50% or more of the combined voting power of the then outstanding securities of the Corporation (other than a consolidation, merger or sale treated as a Deemed Liquidating Event pursuant to Section 2 above), each share of Series B Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property that a holder of the number of shares of Common Stock of the Corporation deliverable on conversion of Series B Preferred Stock would have been entitled on such consolidation, merger or sale; and in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions of this Section 4. with respect to the rights and interest thereafter of the holders of Series B Preferred Stock, to the end that the provisions set forth in Section 4. shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of Series B Preferred Stock.

4.4.3. Certificate of Adjustment. On the occurrence of each adjustment or readjustment of the Series B Conversion Price pursuant to this Section 4., the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms thereof and prepare and furnish to each holder of Series B Preferred Stock affected thereby a certificate setting forth such adjustment or readjustment and showing in detail the facts on which such adjustment or readjustment is based. The Corporation shall, on the written notice at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (a) such adjustment or readjustment, (b) the Series B Conversion Price at the time in effect, and (c) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received on the conversion of such holder's shares.

5. Acquired Shares. Any shares of Series B Preferred Stock that are acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B Preferred Stock following acquisition.

6. Preemptive Rights. Holders of Series B Preferred Stock shall not have preemptive rights to acquire shares of stock or securities convertible into shares of stock issued by the corporation, except as set forth in Section 10.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the holders of more than 50% of the shares of Series B Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series B Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation or given by electronic communication in compliance with the provisions of the Delaware General Corporations Law and shall be deemed sent upon such mailing or electronic transmission.

9. Restricted Issuances. For so long as any shares of Series B Preferred stock remains outstanding, the Company shall not, directly or indirectly, without the prior written consent of the holders of a majority of the Series B Preferred Stock then outstanding, issue any new Series of Preferred Stock, issue any notes or securities, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the holders.

10. Participation Right. At any time on or prior to the twelve-month anniversary of the date that no Series B Preferred Stock remains outstanding, neither the Company nor any of its subsidiaries shall, directly or indirectly, effect any subsequent financings unless the Company shall have first complied with this Section 10.

10.1. At least five (5) Trading Days prior to any proposed or intended Subsequent Financing, the Company shall deliver to each holder a written notice (each such notice, a "**Pre-Notice**"), which Pre-Notice shall not contain any information (including, without limitation, material, non-public information) other than: (A) if the proposed Offer Notice (as defined below) constitutes or contains material, non-public information, a statement asking whether the holder is willing to expressly consent to the acceptance of material non-public information or (B) if the proposed Offer Notice does not constitute or contain material, non-public information, (x) a statement that the Company proposes or intends to effect a Subsequent Financing, (y) a statement that the statement in clause (x) above does not constitute material, non-public information and (z) a statement informing such holder that it is entitled to receive an Offer Notice (as defined below) with respect to such Subsequent Financing upon its written request. Upon the written request of a holder within three (3) Trading Days after the Company's delivery to such holder of such Pre-Notice, and only upon a written request by such holder, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver to such holder an irrevocable written notice (the "**Offer Notice**") of any proposed or intended issuance or sale or exchange (the "**Offer**") of the securities being offered (the "**Offered Securities**") in a Subsequent Financing, which Offer Notice shall (A) identify and describe the Offered Securities, (B) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or

amount of the Offered Securities to be issued, sold or exchanged, (C) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (D) offer to issue and sell to or exchange with such holder in accordance with the terms of the Offer (I) such Buyer's pro rata portion of (Y) 50% of the Offered Securities for any Subsequent Financing occurring on or prior to the date upon which there are no longer any outstanding shares of Series B Preferred Stock, or (Z) 30% of the Offered Securities for any Subsequent Financing occurring during the twelve month period immediately following the date upon which there are no shares of Series B Preferred Stock outstanding.

10.2. To accept an Offer, in whole or in part, such holder must deliver a written notice to the Company prior to the end of the fifth (5th) Business Day after such holder's receipt of the Offer Notice (the "**Offer Period**"), setting forth the amount that such holder elects to purchase (the "**Notice of Acceptance**"). Notwithstanding the foregoing, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to each holder a new Offer Notice and the Offer Period shall expire on the fifth (5th) Business Day after such Buyer's receipt of such new Offer Notice.

10.3. The Company shall have five (5) Business Days from the expiration of the Offer Period above (A) to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by a holder (the "**Refused Securities**") pursuant to a definitive agreement(s) (the "**Subsequent Financing Agreement**"), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (B) to publicly announce (x) the execution of such Subsequent Financing Agreement, and (y) either (I) the consummation of the transactions contemplated by such Subsequent Financing Agreement or (II) the termination of such Subsequent Financing Agreement, which shall be filed with the SEC on a Current Report on Form 8-K with such Subsequent Financing Agreement and any documents contemplated therein filed as exhibits thereto.

10.4. In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 10.1 above), then each holder may, at its sole option and in its sole discretion, withdraw its Notice of Acceptance or reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such holder elected to purchase pursuant to Section 10.2 above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to the holder pursuant to this Section 10.4 prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any holder so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced

number or amount of the Offered Securities unless and until such securities have again been offered to the holders in accordance with Section 10.1 above.

10.5. Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, such holder shall acquire from the Company, and the Company shall issue to such holder, the number or amount of Offered Securities specified in its Notice of Acceptance, as reduced pursuant to Section 10.4 above if such holder has so elected, upon the terms and conditions specified in the Offer. The purchase by such holder of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and such holder of a separate purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to such holder and its counsel.

10.6. Any Offered Securities not acquired by a holder or other Persons in accordance with this Section 10 may not be issued, sold or exchanged until they are again offered to such holder under the procedures specified in this Agreement.

10.7. The Company and each holder agree that if any holder elects to participate in the Offer, neither the Subsequent Financing Agreement with respect to such Offer nor any other transaction documents related thereto (collectively, the "**Subsequent Financing Documents**") shall include any term or provision whereby such holder shall be required to agree to any restrictions on trading as to any securities of the Company or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, any agreement previously entered into with the Company or any instrument received from the Company.

10.8. Notwithstanding anything to the contrary in this Section 10 and unless otherwise agreed to by such holder, the Company shall either confirm in writing to such holder that the transaction with respect to the Subsequent Financing has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case, in such a manner such that such holder will not be in possession of any material, non-public information, by the fifth (5th) Business Day following delivery of the Offer Notice. If by such fifth (5th) Business Day, no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by such holder, such transaction shall be deemed to have been abandoned and such holder shall not be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries. Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide such holder with another Offer Notice and such holder will again have the right of participation set forth in this Section 10.8.

11. Defaults: For so long as any shares of Series B Preferred Stock remain outstanding, in order to avoid an event of default, the company must comply with the following provisions (the "Default Provisions"):

11.1. The common stock of the company is not under a chill or freeze from DTC;

11.2. The common stock is designated for trading on OTC Markets Pink Open Market or higher market and has not been suspended from trading on such market, and delisting or suspension by the trading market has not been threatened or pending, either in writing by such market or because the Company has fallen below the then effective minimum listing maintenance requirements of such market;

11.3. The company has delivered conversion shares upon all conversions or redemptions of the Series B Preferred Stock in accordance with their terms to the holder on a timely basis;

11.4. All shares of common stock to which the holder is entitled have been timely received into holder's designated account in electronic form fully cleared for trading;

11.5. The company otherwise will have been in compliance with and will not have breached any provision, covenant, representation or warranty of any transaction document;

11.6. Any violation of or failure to perform any covenant or provision of this Certificate of Designations, or, any Transaction Document or any other agreement with Holder, which in the case of a default that is curable, is not related to payment of cash, registration or delivery of Conversion Shares, and has not occurred before, is not cured within 5 Trading Days of written notice thereof;

11.7. Any representation or warranty made in any Transaction Document or any other agreement with Holder will be untrue, incorrect, or misleading in any material respect as of the date when made or deemed made;

11.8. While any Registration Statement is required to be maintained effective, the effectiveness of the Registration Statement lapses for any reason, including, without limitation, the issuance of a stop order, or the Registration Statement, or the prospectus contained therein, is unavailable to Holder sale of all Conversion Shares for any 5 or more Trading Days, which may be non-consecutive;

11.9. The Corporation notifies Holder, including without limitation, by way of public announcement or through any of its attorneys, agents or representatives, of its intention not to comply, as required, with a Conversion Notice pursuant to this Certificate of Designations or any other agreement with Holder, at any time, including without limitation any objection or instruction to its transfer agent not to comply with any notice from Holder;

11.10. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors will be instituted by or against the Corporation or any subsidiary and, if instituted against the Corporation or any subsidiary by a third party, an order for relief is entered or the proceedings are not dismissed within 30 days of their initiation;

11.11. The appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, or other similar official of the Corporation or any subsidiary or of

any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Corporation or any subsidiary in furtherance of any such action or the taking of any action by any person to commence a foreclosure sale or any other similar action under any applicable law;

11.12. A final judgment or judgments for the payment of money aggregating in excess of $500,000 are rendered against the Corporation or any of its subsidiaries and are not stayed or satisfied within 30 days of entry;

11.13. The Corporation does not for any reason timely comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, including without limitation timely filing when first due all periodic reports;

11.14. Any regulatory, administrative or enforcement proceeding is initiated against Corporation or any subsidiary (except to the extent an adverse determination would not have a material adverse effect on the Company's business, properties, assets, financial condition or results of operations or prevent the performance by the Company of any material obligation under the Transaction Documents); or

11.15. Any material provision of this Certificate of Designations shall at any time for any reason, other than pursuant to the express terms thereof, cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof will be contested by any party thereto, or a proceeding will be commenced by the Corporation or any subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Corporation or any subsidiary denies that it has any liability or obligation purported to be created under this Certificate of Designations.

11.16. In the event of a breach of a Default Provision, the Company shall have a period of five (5) business days to cure such breach (the "Cure Period"). Following the Cure Period, should the Company remain in default, the Series B Conversion Price shall be increased by 25%.

IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed on its behalf by its undersigned Chief Executive Officer as of the date below

Date: May 11, 2022.

BUSINESS WARRIOR CORPORATION

By: [signature]

Rhett Doolittle.
CEO and Director